As filed with the Securities and Exchange Commission on February 20, 2009
                                                      Registration No. 333-11870
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                   POST EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                         TELEFONAKTIEBOLAGET LM ERICSSON
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                          LM ERICSSON TELEPHONE COMPANY
                   (Translation of issuer's name into English)

                                 --------------

                                KINGDOM OF SWEDEN
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                                  Ericsson Inc.
                          Vice President Legal Affairs
                                6300 Legacy Drive
                               Plano, Texas 75024
                                 (972) 583-0000
    (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

           Mark S. Bergman                         Herman H. Raspe, Esq.
   Paul, Weiss, Rifkind, Wharton &           Patterson Belknap Webb & Tyler LLP
            Garrison LLP                        1133 Avenue of the Americas
            Alder Castle                          New York, New York 10036
           10 Noble Street
           London EC2V 7JU
       England, United Kingdom

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                       ----------------------------------

                                          CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each               N/A                   N/A                  N/A                   N/A
representing one (1) B Share,
without nominal value, of
Telefonaktiebolaget LM Ericsson
--------------------------------------------------------------------------------------------------------------------------

The Registrant hereby amends this Post Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Post Effective Amendment No. 2 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt  - Introductory Article.
            one American Depositary Share ("ADSs")

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt  - Paragraphs (14) and (15).
            securities

     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (13).

     (iv)   The transmission of notices, reports and proxy         Reverse of Receipt - Paragraph (17).
            soliciting material

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraph (13).

     (vi)   The deposit or sale of securities resulting from       Reverse of Receipt - Paragraphs (13) and (16).
            dividends, splits or plans of reorganization

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (20) and (21) (no
            agreement                                              provision for extensions).

     (viii) Rights of holders of Receipts to inspect the           Reverse of Receipt -Paragraph (17).
            transfer books of the Depositary and the list of
            holders of ADSs

     (ix)   Restrictions upon the right to deposit, transfer       Face of Receipt - Paragraphs (1), (2) and (3).
              or withdraw the underlying securities

     (x)    Limitation upon the liability of the Depositary        Reverse of Receipt - Paragraph (18).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
3.   Fees and charges which may be imposed directly  or            Face of Receipt - Paragraphs (3), (4) and (6).
     indirectly on holders of ADSs

Item 2.   AVAILABLE INFORMATION                                    Reverse of Receipt - Paragraph (22).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 3 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post Effective Amendment No. 2 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.           EXHIBITS

      (a)(i) Form of Amendment No. 3 to Amended and Restated Deposit Agreement, by and among Telefonaktiebolaget LM Ericsson (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder. -- filed herewith as Exhibit (a)(i).

      (a)(ii) Amendment No. 2 to Amended and Restated Deposit Agreement, dated as of October 23, 2002, by and among the Company, the Depositary and all Holders from time to time of American Depositary Receipts issued thereunder -- filed herewith as Exhibit (a)(ii).

      (a)(iii) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 10, 1997, by and among the Company, the Depositary and all Holders from time to time of American Depositary Receipts isseued thereunder -- filed herewith as Exhibit (a)(iii).

      (a)(iv) Amended and Restated Deposit Agreement, dated as of September 26, 1995, by and among the Company, the Depositary and the Holders from time to time of American Depositary Receipts issued thereunder -- filed herewith as Exhibit (a)(iv).

      (b) Supplemental Letter Agreement, dated as of September 25, 2007, between the Depositary and Company -- filed herewith as Exhibit (b).

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- previously filed and incorporated by reference to Registration Statement No. 333-11870.

      (e) Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- set forth on the pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of September 26, 1995, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 10, 1997, as further amended by Amendment No. 2 to Amended and Restated Deposit Agreement, dated as of October 23, 2002, and as proposed to be further amended by Amendment No. 3 to Amended and Restated Deposit Agreement, by and among the Company, the Depositary and Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of February, 2009.

                                      Legal entity created by the Amended and
                                      Restated Deposit Agreement, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 10, 1997, as further amended by Amendment No. 2 to Amended and Restated Deposit Agreement, dated as of October 23, 2002, and as proposed to be further amended by Amendment No. 3 to Amended and Restated Deposit Agreement, for the issuance of American Depositary Shares, each representing one (1) B Shares, without nominal value, of the Company.

                                      CITIBANK, N.A., solely in its capacity
                                      as Depositary


                                      By: /s/ Keith Galfo
                                          --------------------------------------
                                          Name:  Keith Galfo
                                          Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Telefonaktiebolaget LM Ericsson certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Stockholm, Sweden, on February 20, 2009.

                                      Telefonaktiebolaget LM Ericsson


                                      By: /s/ Carl-Henric Svanberg
                                          --------------------------------------
                                          Name:  Carl-Henric Svanberg
                                          Title: Chief Executive Officer and
                                                 President


                                      By: /s/ Hans Vestberg
                                          --------------------------------------
                                          Name:  Hans Vestberg
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                               POWERS OF ATTORNEY


      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Carl-Henric Svanberg and Hans Vestberg to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post Effective Amendment No. 2 to Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 20, 2009.

Signature                                 Title
---------                                 -----


/s/ Carl-Henric Svanberg
-----------------------------             Chief Executive Officer, President
Carl-Henric Svanberg                      and Director


/s/ Hans Vestberg
-----------------------------             Executive Vice President and Chief
Hans Vestberg                             Financial Officer


/s/ Michael Treschow
-----------------------------             Chairman of the Board and Director
Michael Treschow


/s/ Sverker Martin-Lof
-----------------------------             Deputy Chairman of the Board and
Sverker Martin-Lof                        Director

Signature                                 Title
---------                                 -----


/s/ Marcus Wallenberg
-----------------------------             Deputy Chairman of the Board of
Marcus Wallenberg                         Director


/s/ Roxanne S. Austin
-----------------------------             Director
Roxanne S. Austin


/s/ Sir Peter L. Bonfield
-----------------------------             Director
Sir Peter L. Bonfield


/s/ Borje Ekholm
-----------------------------             Director
Borje Ekholm


/s/ Ulf J. Johannson
-----------------------------             Director
Ulf J. Johannson


/s/ Nancy McKinstry
-----------------------------             Director
Nancy McKinstry


/s/ Anders Nyren
-----------------------------             Director
Anders Nyren


/s/ Monica Bergstrom
-----------------------------             Director
Monica Bergstrom


/s/ Anna Guldstrand
-----------------------------             Director
Anna Guldstrand


/s/ Jan Hedlund
-----------------------------             Director
Jan Hedlund

Authorized Representative
in the United States


/s/ John Moore
-----------------------------
Name:    John Moore
Title:   Vice President
Company: Ericsson Inc.

                                Index to Exhibits



                                                                   Sequentially
Exhibit          Document                                          Numbered Page
-------          --------                                          -------------

(a)(i)           Form of Amendment No. 3 to Amended and
                 Restated Deposit Agreement

(a)(ii)          Amendment No. 2 to Amended and Restated
                 Deposit Agreement

(a)(iii)         Amendment No. 1 to Amended and Restated
                 Deposit Agreement

(a)(iv)          Amended and Restated Deposit Agreement

(b)              Supplemental Letter Agreement